FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

19 February 2013

HSBC TO SELL HSBC BANK (PANAMA) S.A. TO BANCOLOMBIA
*** HSBC to sell HSBC Bank (Panama) S.A. for a consideration of US$2.1bn ***
*** Branches continue to offer full customer services during transition ***

HSBC Latin America Holdings (UK) Limited, a wholly owned subsidiary of HSBC Holdings plc ("HSBC"), has entered into an agreement to sell HSBC Bank (Panama) S.A. to Bancolombia S.A. ("Bancolombia") for a total consideration of US$2.1bn in cash, based upon estimated net asset value at completion of US$700m. The transaction is subject to regulatory approvals and other conditions and is expected to complete by the third quarter of 2013.

The sale represents further progress in HSBC's execution of the strategy set out in May 2011. Commenting on the transaction, Antonio Losada, CEO of HSBC Latin America, said: "This is the 46th sale/closure globally since the start of 2011, and it demonstrates our commitment to the Group strategy for the region, based on our five-filter approach, to concentrate on our core markets of Brazil, Mexico and Argentina".

As of 30 September 2012, unaudited estimates show HSBC Bank (Panama) S.A. had approximately US$7.6bn of assets, US$5.7bn of loans and US$5.8bn of deposits, excluding previously announced disposals (*) and other adjustments.

Media enquiries to:
HSBC Latin America
Lyssette Bravo	+ 52 (1) 55 57212888	Lyssette.BRAVO@hsbc.com.mx
HSBC Bank (Panama) S.A.
Joycelyn Garcia	+ 1 (0) 507 210 4053	joycelyn.a.garcia@hsbc.com.pa
UK
Patrick Humphris	+ 44 20 7992 1631	patrick.humphris@hsbc.com

Investor Relations enquiries to:
Guy Lewis	+44 207 9921938	guylewis@hsbc.com

Notes to editors:
(*) Figures are unaudited estimates, excluding the completed disposals of operations in El Salvador, Costa Rica and Honduras and the announced disposal of operations in Colombia.

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 19 February 2013